As confidentially submitted to the Securities and Exchange Commission on October 17, 2025

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

5E Advanced Materials, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1400	87-3426517
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9329 Mariposa Road, Suite 210

Hesperia, CA 92344

(442) 221-0225

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Weibel

Chief Executive Officer

5E Advanced Materials, Inc.

9329 Mariposa Road, Suite 210

Hesperia, CA 92344

(442) 221-0225

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Drew Capurro Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Matthew Bernstein Justin Grossman Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-7889

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated     , 2025.

    Shares

5E Advanced Materials, Inc.

Shares of Common Stock

We are offering   shares of our common stock, par value $0.01 per share (“the Common Stock”). Our Common Stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “FEAM.” Our CHESS Depositary Interests (“CDIs”) are listed on the Australian Securities Exchange under the symbol “5EA” with ten CDIs representing an interest in one share of our Common Stock. On    , 2025, the last reported sale price of our Common Stock on Nasdaq was $    per share.

We are an emerging growth company and a smaller reporting company under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Common Stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to the section titled “Underwriting” beginning on page 46 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional     shares of our Common Stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $     and the total proceeds to us, before expenses, will be $    .

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Konik Capital Partners

a division of T.R. Winston & Co.

The date of this prospectus is    , 2025

We have not, and the underwriters have not, authorized anyone to provide you with information other than in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. We are not, and the underwriters are not, making an offer to sell shares of our Common Stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document filed with the Securities and Exchange Commission before the date of this prospectus and incorporated by reference in this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Common Stock and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” the “Company,” “Registrant,” and “5E” refer to the consolidated operations of 5E Advanced Materials, Inc. and its subsidiaries. All references herein to the “Board” refer to the Board of Directors of the Company.

TRADEMARKS AND TRADE NAMES

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the risks, uncertainties and assumptions described under the section in this prospectus titled “Risk Factors.” These forward-looking statements are subject to numerous risks, including, without limitation, the following:

•	our results of operations and financial position, business strategy, plans and prospects;

•	our ability to secure additional financing and continue as a going concern;

•	our Preliminary Feasibility Study (as defined below);

•	our purchase order commitments;

•

the impact of recent hiring decisions on our vision of becoming a leading global supplier of borates and advanced boron materials and our ability to operate the SSF and develop the Project (each as defined below);

•	production forecasts and capital expenditure estimates; and

•	other risks and uncertainties described in this registration statement, including those under the section entitled “Risk Factors.”

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

CAUTIONARY NOTE REGARDING RESERVES

Unless otherwise indicated, all mineral resource and reserve estimates included (or incorporated by reference) in this prospectus have been prepared in accordance with, and are based on the relevant definitions set forth in, the SEC’s Mining Disclosure Rules and Regulation S-K 1300 (each as defined below). Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (the “SEC Industry Guide 7”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the SEC’s Final Rule 13-10570, Modernization of Property Disclosure for Mining Registrant, the SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules (the “Mining Disclosure Rules”) under sub-part 1300 (Title 17, Part 229, Items 601 and 1300 until 1305) of Regulation S-K (“Regulation S-K 1300”) of the Securities Act of 1933, as amended (the “Securities Act”). Regulation S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. Regulation S-K 1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”)-based classification system for mineral resources and mineral reserves and accordingly, under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources,” and require SEC-registered mining companies to disclose in their SEC filings specified information concerning their mineral resources, in addition to mineral reserves. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Mining Disclosure Rules more closely align SEC disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, referred to as the “JORC Code.” While the SEC now recognizes “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” under the SEC Mining Disclosure Rules, investors should not assume that any part or all of the mineral deposits in these categories will be converted into a higher category of mineral resources or into mineral reserves. Investors are also cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources are guarantees of actual resource amounts or that such amounts will be economically or legally mineable.

The following terms, as defined in Regulation S-K 1300, apply within this prospectus:

Measured Mineral Resource (“Measured” or “Measured Mineral Resource”)	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Indicated Mineral Resource (“Indicated” or “Indicated Mineral Resource”)	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource (“Inferred” or “Inferred Mineral Resource”)	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Probable Mineral Reserve (“Probable” or “Probable Mineral Reserve”)	is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve (“Proven” or “Proven Mineral Reserve”)	is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Incorporated by reference as Exhibit 96.1 to this prospectus is a Preliminary Feasibility Study and Technical Report Study, dated August 7, 2025 (the “PFS”). The purpose of the PFS is to support the disclosure of mineral resource and reserve estimates for the Project (as defined below), which are further described in the Business and Properties item of the Company’s Annual Report on Form 10-K for the year ended June 30, 2025. The PFS was prepared in accordance with the SEC’s Mining Disclosure Rules and Regulation S-K Subpart 1300 and Item 601(b)(96) (technical report summary).

UNLESS OTHERWISE EXPRESSLY STATED, NOTHING CONTAINED IN THIS PROSPECTUS IS, NOR DOES IT PURPORT TO BE, A TECHNICAL REPORT SUMMARY PREPARED BY A QUALIFIED PERSON PURSUANT TO AND IN ACCORDANCE WITH THE REQUIREMENTS OF SUBPART 1300 OF SECURITIES EXCHANGE COMMISSION REGULATION S-K.

CAUTIONARY NOTE REGARDING EXPLORATION STAGE COMPANIES

We are an exploration stage company and do not currently have any known mineral reserves and cannot expect to have known mineral reserves unless and until an appropriate technical and economic study is completed for Fort Cady or any of our other properties that shows Proven or Probable Mineral Reserves as defined by Regulation S-K 1300. We currently do not have any Proven or Probable Mineral Reserves. There can be no assurance that Fort Cady or any of our other properties contains or will contain any such SEC-compliant Proven or Probable Mineral Reserves or that, even if such reserves are found, the quantities of any such reserves warrant continued operations or that we will be successful in economically recovering them.

CAUTIONARY NOTE REGARDING INDUSTRY AND MARKET DATA

This prospectus includes or incorporates by reference information concerning our industry and the markets in which we will operate that is based on information from various sources including public filings, internal company sources, various third-party sources and management estimates. Our management estimates regarding our position, share and industry size are derived from publicly available information and its internal research, and are based on a number of key assumptions made upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. While we believe the industry, market and competitive position data included or incorporated by reference in this prospectus is reliable and is based on reasonable assumptions, such data is necessarily subject to a high degree of uncertainty and risk and is subject to change due to a variety of factors, including those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus. We have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference herein. Before investing in our Common Stock, you should carefully read this entire prospectus, including the information incorporated by reference herein, especially the matters discussed in the information set forth under the sections titled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended June 30, 2025, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended June 30, 2025, each of which are incorporated by reference herein.

Company Overview

We are a development stage company focused on becoming a vertically integrated global leader and supplier of specialty boron and advanced boron derivative materials whose mission is to enable decarbonization, increase food security, and ensure domestic supply of critical materials. Our business strategy and objectives are to develop capabilities ranging from upstream extraction and product sales of boric acid, lithium carbonate and potentially other calcium co-products, to downstream boron advanced material processing and development. Our vision is to safely process boric acid and lithium carbonate through sustainable best practices. We hold 100% of the rights through ownership and lode claims filed with the United States Bureau of Land Management in the 5E Boron Americas (Fort Cady) Complex located in southern California (the “Project”), through our wholly owned subsidiary 5E Boron Americas LLC. Our Project is underpinned by a mineral resource that includes boron and lithium, with the boron being contained in a conventional boron mineral known as colemanite. In 2022, our facility was designated as Critical Infrastructure by the U.S. Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency. We believe the Project represents one of the most compelling domestic critical material projects in the United States as a strategically located operation that targets stable long-term demand, with a defined pathway to production and a low-cost, high margin and profitable financial profile.

We hold 100% of the ownership rights in the Project through our wholly owned subsidiary, 5E Boron Americas, LLC (f/k/a Fort Cady (California) Corporation). Through a multi-phased approach, we plan to develop the Project into a large-scale boron and lithium complex. The Project is based on a conventional colemanite deposit, which is a hydrated calcium borate mineral found in evaporite deposits, and we believe it is one of the largest known new conventional boron deposits globally. The deposit hosts a mineral resource and mineral reserve from which we intend to extract and process into boric acid, boron advanced materials, lithium carbonate, and other calcium co-products on a commercial scale. These materials are scarce in resource, currently subject to supply risk as a large portion of their consumption in the United States is sourced from foreign producers and are essential for supporting critical industries. When the Project is successfully developed, we believe that we can become an important supplier helping to provide supply security for these materials in the United States. The importance of the Project has been recognized by it being designated as Critical Infrastructure by the Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency. The Project is also expected to serve as an important supply source of boric acid that we intend to process and develop into boron specialty and advanced materials over time.

In November 2023, the U.S. Environmental Protection Agency provided authorization to begin in-situ mining operations pursuant to an Underground Injection Control permit and in January 2024, we began well-field injection with hydrochloric acid and water to begin extracting valuable minerals from the Project in the form of a Pregnant Leach Solution (“PLS”). The initial high-quality run-of-mine head grade of boric acid provided validation of our initial operational assumptions.

In April 2024, we commenced operation of our small-scale boron facility (the “SSF”), which has served as a foundation for the design, engineering, and cost optimization for our proposed large-scale complex, as well as serving as the source of product for our customer qualification and offtake contract efforts. The SSF is an essential step in the overall Project development plan and is serving as our initial extraction and processing facility. Shortly after we began to process the PLS at the SSF we produced our first batch of boric acid. During July 2024, we sent out our first samples of boric acid produced at the SSF to potential customers, and during April 2025, we were notified by a leading global specialty glass manufacturer that they had successfully produced specialty glass utilizing our boric acid. As of June 2025, we were aware of approximately 14 customers who had successfully qualified our boric acid through a combination of laboratory evaluation, field trials and truckload-scale shipments. We believe that the progress observed in our customer qualification efforts will facilitate discussions with stakeholders about funding options for Phase 1 of the commercial facility and securing commercial contracts for our future products.

Concurrently with the commissioning of wellfield and start-up of the SSF, during January 2024 we selected Fluor Corporation (“Fluor”) as our Engineering, Procurement and Construction Management Firm service provider to lead our FEL-2 engineering program. During August 2025, Fluor completed the FEL-2 engineering for our proposed commercial scale facility, which culminated in the issuance of a S-K 1300 compliant Preliminary Feasibility Study (the “PFS”). The PFS included a capital estimate of approximately $435 million to construct the proposed commercial-scale facility capable of producing 130,000 short tons of boric acid per annum, inclusive of $55 million for contingency and approximately $13 million of owner’s costs, and resulted in approximately 41% of the Project’s total resource being converted into approximately 5.3 million short tons of boric acid reserves, and a resultant 39.5 year mine life. We plan to commence commercial construction in the second half of calendar year 2026 and are targeting initial commercial production in the second half of calendar year 2028.

We plan to continue to operate the SSF for the foreseeable future to provide additional boric acid to potential customers, advance the design of our commercial-scale wellfield design and operating methods, and refine the production process for our two proposed byproducts; calcium chloride and gypsum.

While our immediate focus is on our efforts to establish the proposed commercial-scale facility and our ability to commercially produce salable products, including boric acid, calcium chloride and gypsum, we remain dedicated to opportunistically developing downstream boron advanced materials processing capabilities to extract greater value out of the boron supply chain.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. In particular, you should consider the risk factors described in the section entitled “Risk Factors” beginning on page 11. Such risks include, but are not limited to, the following:

•	There is substantial doubt regarding our ability to continue as a going concern.

•	We will need to obtain additional financing to continue as a going concern and advance our development and operations.

•	We have incurred significant net operating losses since our inception and anticipate the same for the foreseeable future.

•	Our future performance is difficult to evaluate because we have no or only a limited operating history.

•	Our inability to continue operating the SSF or complete further technical and economic studies may impact the Project.

•	We have invested and plan to continue to invest significant amounts of capital in the Project.

•	We have a limited history of mineral production and we may not be able to successfully achieve our business strategies.

•	We may be unable to develop or acquire certain intellectual property required to implement our business strategy.

•	Third parties may claim that we infringe on their proprietary intellectual property rights.

•	All of our business activities are now in the development stage, but may not result in commercial development.

•	The mining industry is historically a cyclical industry and market fluctuations could adversely affect our business.

•	Industry consolidation may result in increased competition.

•	We are subject to significant environmental and government regulations and compliance costs are significant.

•	We are required to obtain, maintain, and renew governmental permits which is often costly and time-consuming.

•	Litigation or arbitration proceedings may be commenced against us and adverse rulings may adversely affect our business.

•	We are vulnerable to the risks associated with operating in a single geographic region.

•	The operation or development of our facilities could be adversely affected by other parties.

•	Our largest stockholders control a significant percentage of our voting power and may be able to exert significant control over the direction of our business.

•	Exercise of our outstanding warrants will dilute the ownership interest of our existing stockholders or may otherwise depress the price of our Common Stock.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. Some of these exemptions include:

•

we are required to report only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•

we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•

we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We will remain an emerging growth company until the earlier of (1) June 30, 2027, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the last day of the fiscal year in which the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the prior

December 31st, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We have chosen to take advantage of some but not all of these available exemptions. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended June 30, 2025. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

American Pacific Borates Limited, our former parent company (“ABR”), was incorporated in October 2016 under the laws of Western Australia for the purpose of acquiring the rights in the Project from Atlas Precious Metals, Inc. The acquisition of Fort Cady (California) Corporation was completed in May 2017 and ABR’s ordinary shares were subsequently admitted for official quotation on the Australian Securities Exchange (the “ASX”) in July 2017. We were incorporated in the State of Delaware on September 23, 2021 as a wholly owned subsidiary of ABR.

Pursuant to a statutory Scheme of Arrangement under Part 5.1 of the Australian Corporations Act, 2001 (Cth), we listed our Common Stock on Nasdaq and de-listed ABR from the ASX in March 2022. In connection with a series of out-of-court restructuring transactions consummated in January 2024, we issued shares of our Common Stock and CDIs, each representing an interest in one-tenth of a share of our Common Stock, to ABR’s shareholders, and ABR became our wholly owned subsidiary.

Our principal executive offices are located at 9329 Mariposa Road, Ste 210, Hesperia, CA 92344 and our telephone number is (442) 221-0225. Our website address is http://www.5eadvancedmaterials.com. The information contained on, or that can be accessed through, our website is not incorporated by referenced into this prospectus and does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common Stock offered by us	shares of Common Stock.

Underwriters’ option to purchase additional shares of Common Stock offered by us	shares of Common Stock.

Common Stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on the assumed public offering price of $ per share, the last reported sale price of our Common Stock on Nasdaq on , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, for the operation of our small-scale boron facility (“SSF”), wellfield development and finalization of commercial mine plan, advanced planning for FEED engineering, and general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the securities being offered by this prospectus.

Trading Symbol	Our Common Stock is listed and traded on Nasdaq under the symbol “FEAM.” Our CDIs are listed on the ASX under the symbol “5EA” with ten CDIs representing an interest in one share of our Common Stock.

The number of our Common Stock to be outstanding immediately after this offering is based on an aggregate of 22,392,320 shares of our Common Stock outstanding as of June 30, 2025, after giving effect to our sale of 2,374,481 shares in an underwritten public offering on August 25, 2025, and excludes:

•	646,487 options outstanding as of June 30, 2025, with a weighted-average exercise price of $18.31 per share;

•	78,409 restricted share and performance share awards (“Awards”) outstanding as of June 30, 2025; and;

•	6,096,462 shares of Common Stock issuable upon exercise of warrants outstanding as of June 30, 2025, at a weighted-average exercise price of $4.68 per share.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to the following:

•	an assumed public offering price of $ per share, the last reported sale price of our Common Stock on Nasdaq on , 2025;

•	no exercise of outstanding options or settlement of outstanding Awards mentioned above;

•	no exercise of the outstanding warrants mentioned above; and

•	no exercise by the underwriters of their option to purchase additional shares.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2025, which is incorporated by reference herein, and all of the other information in this prospectus and the documents incorporated by reference herein before deciding whether to purchase shares of our Common Stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our Common Stock could decline, and you could lose part or all of your investment.

Risks Related to this Offering

There is substantial doubt regarding our ability to continue as a going concern. Following this offering, we will still need to raise substantial additional funding, which may not be available on acceptable terms, if at all, to be able to continue as a going concern and advance our Project.

There is substantial doubt regarding our ability to continue as a going concern. Our existence in our current form is dependent upon our ability to obtain additional capital. Our cash and cash equivalents following this offering will not be sufficient to fund our long-term operations. Raising funds in the current economic environment is challenging and financing may not be available in sufficient amounts or on acceptable terms, if at all. The issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of our Common Stock to decline. The sale of additional equity or debt securities may dilute the ownership of existing stockholders.

Following this offering, we will need to obtain additional financing to continue as a going concern and to continue our ongoing development and proposed operations.

Following this offering, we will still require significant additional funds in the future through equity or debt financings, government funding or grants, private capital, royalty agreements or customer prepayments, or other strategic alliances with third parties, either alone or in combination to fund our business plan and to complete our mining exploration initiative. Our business plan, which includes the development of the Project, has required and will continue to require substantial capital expenditures. We will require financing to fund our engineering phases, development, construction, and initial commercial production activities and are required to raise additional capital in respect of continuing our proposed mining exploration program, pre-production activities, including the SSF, legal, operational set-up, general and administrative, marketing, employee salaries and other related expenses. For example, in September 2024, we received and have previously announced a non-binding letter of intent from the Export-Import Bank of the United States (“EXIM”) for a loan-backed guarantee on project debt financing of up to $285 million for our proposed commercial scale facility. We have had continued engagement with representatives from EXIM on the loan package, but we cannot make any assurances that the loan package will be finalized on a timely basis, on the currently proposed terms, or at all.

If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our business plan expenditures, and the failure to procure such required financing could have a material and adverse effect on our business, liquidity, financial condition and results of operations as well as our ability to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of the going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our business, share price, and our ability to raise new capital or to enter into critical contractual relations with third parties due to concerns about our ability to meet our contractual obligations.

Obtaining additional funding will be subject to various additional factors, including investor acceptance of our business plan, the status of our development program and ongoing results from our exploration and development efforts. If we are not able to secure adequate additional funding when needed, we will need to re-evaluate our operating plan and may be forced to make significant reductions in spending, extend payment terms with suppliers, liquidate assets where possible, limit, suspend or curtail planned development programs and cease operations entirely. Having insufficient funds may also require us to relinquish rights to assets and technology that we would otherwise prefer to develop ourselves, or on less favorable terms than we would otherwise choose. The foregoing actions and circumstances could materially adversely impact our business, liquidity, results of operations and future prospects.

Any such required financing may not be available in amounts or on terms acceptable to us or at all, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations, or threaten our ability to continue as a going concern. In addition, if we are unsuccessful in raising the required funds, we may need to modify our operational plans to continue as a going concern, and we may have to delay, reduce the scope of or eliminate some or all of our planned development activities or proposed exploration programs at the Project and elsewhere. In the event additional capital resources are unavailable, we may also be forced to sell some or all of our properties in an untimely fashion or on less than favorable terms. Any of these factors could harm our operating results.

Until successful commercial production is achieved from the Project, allowing for the generation of sufficient revenue to fund our continuing operations, we will continue to incur operating and investing net cash outflows associated with, among other things, developing the Project, maintaining our properties and undertaking ongoing exploration and optimization activities. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We require additional capital to fund our ongoing operations, define mineralization and bring the Project into production, which will require funds for construction and working capital. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all, or that we will be successful in commencing and maintaining commercial borates or lithium extraction, production of boron advanced materials, or that our sales projections for these and other products will be realized.

Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our Common Stock could be reduced. Any additional equity financing will dilute stockholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our Common Stock and, the market price of our Common Stock could be negatively impacted. Any sale of securities will also need to comply with the applicable rules of the stock exchanges on which our securities are listed or quoted for trading. Further, strategic collaboration or royalty agreements may provide us with non-dilutive or minimally dilutive financing but adversely impact our future results of operations or capital resources. Following this offering, there is no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

We have broad discretion in the use of our cash, cash equivalents and marketable securities, including the net proceeds from this offering, and may use them ineffectively, in ways with which you do not agree or in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of our cash, cash equivalents and marketable securities, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in additional operating losses that could have a negative impact on our business, cause the price of our Common Stock to decline and delay the development of our Project. Pending their use, we may invest our cash, cash equivalents and marketable securities, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” for additional information.

If you purchase our securities in this offering, you will suffer immediate dilution of your investment.

The public offering price of our Common Stock will be substantially higher than the as adjusted net tangible book value per share as of June 30, 2025. Therefore, if you purchase our Common Stock in this offering, you will pay a price per share of Common Stock that substantially exceeds our as adjusted net tangible book value per share immediately after this offering. Based on the assumed public offering price of $     per share, the last reported sale price of our Common Stock on Nasdaq on     , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of $     per share, representing the difference between our as adjusted net tangible book value per share after this offering and the assumed public offering price per share. After this offering, we will also have outstanding options to purchase shares of our Common Stock. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See the section titled “Dilution” for additional information.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional equity securities at prices that may not be the same as the price per share of Common Stock in this offering. We may sell shares of Common Stock or other equity securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing Common Stock or other securities in the future could have rights superior to existing shareholders. The price per share of Common Stock at which we sell additional shares of Common Stock, or convertible securities or other equity securities, in future transactions may be higher or lower than the price per share paid by investors in this offering.

Future sales of our Common Stock in the public market could cause the market price of our Common Stock to decline.

Sales of a substantial number of shares of our Common Stock in the public market, or the perception that these sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Common Stock.

As of     , 2025, we had outstanding a total of      shares of Common Stock (without giving effect to any of the share issuances that occurred after     , 2025). All of our outstanding shares as of such date were eligible for sale in the public market, other than shares and options held by directors, executive officers, and other affiliates that are subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

Future sales also could cause the trading price of our Common Stock to decline and make it more difficult for investors to sell shares of our Common Stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional shares in full), based on the assumed public offering price of $    per share, the last reported sale price of our Common Stock on Nasdaq on    , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed public offering price of $    per share, the last reported sale price of our Common Stock on Nasdaq on    , 2025, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Common Stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $    million, assuming the assumed public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, for the operation of our SSF, wellfield development and finalization of commercial mine plan, advanced planning for FEED engineering, and general corporate purposes.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including the anticipated growth of our business. Pending the uses described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit and direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of the business, and therefore, do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the board of directors deems relevant.

DILUTION

If you invest in our Common Stock in this offering, your ownership interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share of our Common Stock immediately after this offering.

As of June 30, 2025, our historical net tangible book value was $61.8 million, or $3.09 per share of our Common Stock, based on 20,017,839 shares of Common Stock issued and outstanding as of such date. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding at June 30, 2025. After giving effect to our sale of 2,374,481 shares of Common Stock in an underwritten public offering in August 2025 and the net proceeds received thereof, our as adjusted net tangible book value was $69.1 million, or $3.09 per share.

After giving effect to the sale and issuance of    shares of our Common Stock in this offering at an assumed public offering price of $    per share, the last reported sale price of our Common Stock on Nasdaq on     , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of June 30, 2025 would have been approximately $    million, or approximately $    per share. This amount represents an immediate increase in as adjusted net tangible book value of approximately $    per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $    per share to new investors purchasing shares of Common Stock in this offering.

Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed public offering price per share	$
As adjusted net tangible book value per share as of June 30, 2025		$3.09
Increase in as adjusted net tangible book value per share attributable to new investors participating in this offering
As further adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering	$

Each $1.00 increase or decrease in the assumed public offering price of $    per share, the last reported sale price of our Common Stock on Nasdaq on     , 2025, would increase or decrease, as applicable, the as further adjusted net tangible book value per share after this offering by approximately $    per share, and dilution in as further adjusted net tangible book value per share to new investors by approximately $    per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares of Common Stock offered by us would increase our as further adjusted net tangible book value per share after this offering by approximately $    per share and decrease the dilution to investors participating in this offering by approximately $    per share, assuming that the assumed public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares of Common Stock offered by us would decrease our as further adjusted net tangible book value per share after this offering by approximately $    per share and increase the dilution to investors

participating in this offering by approximately $    per share, assuming that the assumed public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full in this offering, the as further adjusted net tangible book value after the offering would be approximately $    per share, the increase in as further adjusted net tangible book value per share to existing stockholders would be approximately $    per share and the dilution per share to investors in this offering would be $    per share, in each case assuming a public offering price of $    per share, the last reported sale price of our Common Stock on Nasdaq on     , 2025.

The dilution information above is for illustration purposes only. Our as adjusted net tangible book value following the closing of this offering will depend on the actual public offering price and other terms of this offering determined at pricing.

The foregoing table and calculations are based on 22,392,320 shares of our Common Stock outstanding as of June 30, 2025, after giving effect to our sale of 2,374,481 shares in an underwritten public offering on August 25, 2025, and excludes:

•	646,487 options outstanding as of June 30, 2025, with a weighted-average exercise price of $18.31 per share;

•	78,409 Awards outstanding as of June 30, 2025; and;

•	6,096,462 shares of Common Stock issuable upon exercise of warrants outstanding as of June 30, 2025, at a weighted-average exercise price of $4.68 per share.

To the extent any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional equity or convertible securities in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT

Management and Board of Directors

The following information with respect to the Board and executive officers and directors is presented as of September 29, 2025:

Name	Age	Position
Paul Weibel, CPA	41	Chief Executive Officer
Joshua Malm, CPA	43	Chief Financial Officer, Treasurer and Corporate Secretary
Graham van’t Hoff	63	Chairman of the Board
Barry Dick	62	Director
Curtis Hébert	62	Director
Bryn Jones	47	Director

Executive Officers and Directors

Paul Weibel, Chief Executive Officer

Paul Weibel was appointed Chief Executive Officer in June 2024, is an active Certified Public Accountant and previously served as Corporate Secretary from June 2023 to October 2024. Mr. Weibel was appointed as the Manager of 5E Boron Americas, LLC in July 2022 when Fort Cady (California) Corporation converted to a Delaware LLC. Previously, Mr. Weibel was appointed Chief Financial Officer and Treasurer of 5E Advanced Materials, Inc. in November 2021, Chief Financial Officer of Fort Cady (California) Corporation in May 2021 where he oversaw the accounting and financial reporting departments, and director of Fort Cady (California) Corporation in April 2022. Mr. Weibel served as Corporate Secretary of Fort Cady (California) Corporation from August 2021 to April 2022 and Treasurer from April 2022 to June 2022. Previously, Mr. Weibel was the Financial Controller of Genlith, Inc. from January 2017 to May 2021 and Finance Director of the Schooner Investment Group LLC from July 2014 to December 2017. Mr. Weibel holds a Bachelor of Science in Finance and Accounting from Lehigh University College of Business.

Joshua Malm, Chief Financial Officer, Treasurer and Corporate Secretary

Joshua Malm was appointed Chief Financial Officer in October 2024. Previously, Mr. Malm served as Interim Chief Financial Officer, on a contract basis, from June 2024 to October 2024 and as our Interim Chief Accounting Officer, on an independent contract basis, from September 2023 to June 2024. Mr. Malm has served as the Managing Member of Malm Consulting LLC, a public accounting firm that advises companies in the energy, mining and chemical industries since July 2023. Prior to that, Mr. Malm served as the Senior Manager of Technical Accounting from March of 2019, was promoted to Director of Financial Reporting in February 2020, and promoted and served as Financial Controller from September of 2021 until February of 2023 at Chord Energy Corporation (Nasdaq: CHRD), where he joined the company through its acquisition of Whiting Petroleum Corporation (NYSE: WLL) in July of 2022. Prior to Chord Energy Corporation, Mr. Malm was with PricewaterhouseCoopers LLP in Denver, Colorado, where he held various positions in their oil and gas audit practice since 2008. He has over 17 years of accounting experience and is an active Certified Public Accountant. Mr. Malm holds a Bachelor of Science in Business Administration and a Master of Science in Accountancy from the University of Colorado at Boulder.

Graham van’t Hoff, Director

Graham van’t Hoff was appointed as Director in October 2022. Mr. van’t Hoff is a global business executive with a 35-year career focused on business restructuring and growth with a track record of scaling business and driving growth through business disruption, restructures, technology integration and tight project management disciplines. Most recently, Mr. van’t Hoff finished his 35 year career with Royal Dutch Shell PLC (NYSE: SHEL) as the Executive Vice President of Global Chemicals where he was responsible for the company’s $25 billion global chemicals business over a seven year period of record profitability. Prior to this role, he held the positions of Chairman, Shell UK, Executive Vice President, Alternative Energies and CO2 and Vice President, Base Chemicals. Mr. van’t Hoff currently serves on the board of directors for MAC Copper Limited (NYSE: MTAL), Verde Clean Fuels, Inc. (Nasdaq: VGAS) and AleAnna Inc. (Nasdaq: ANNA). Mr. van’t Hoff holds a Bachelor of Arts and Master of Arts in Chemistry from Oxford University, UK and a Master of Business Management with distinction from Alliance Manchester Business School, UK. Mr. van’t Hoff serves on our Board as a designee of BEP Special Situations IV LLC (“Bluescape”), in accordance with the Fourth Amended and Restated Investor and Registration Rights Agreement, dated January 14, 2025, by and among Bluescape, Ascend Global Investment Fund SPC, for and on behalf of Strategic SP (“Ascend”) and the Company (the “Investor and Registration Rights Agreement”) as further described in the section titled “Certain Relationships and Related Party Transactions.” We believe Mr. van’t Hoff’s experience at various energy and specialty chemicals companies, along with his sales and marketing experience qualifies him to serve on our Board of Directors.

Barry Dick, Director

Barry Dick was appointed as a Director in May 2024. Mr. Dick has over 25 years of marketing and investment banking experience in Asia and has built leading sales and origination organizations at Merrill Lynch, StormHarbour, and Opvs Group. He has served as Co-Founder, Partner, and Director of Gold Quay Capital PTE. Ltd. since June 2013 and is responsible for sourcing private transactions and marketing investment opportunities to long term investor relationships that have been developed over the last 20 years in southeast Asia. Prior to that, he served as Principal and Managing Director at StormHarbour Securities (Singapore) Pte. Ltd. from August 2013 to May 2015, where he was focused on sourcing and distributing private transactions throughout southeast Asia. Previously, Mr. Dick was Managing Director, Head of Fixed Income Sales at Merrill Lynch (Asia Pacific) Limited, where he was responsible for building Merrill Lynch’s Asian FICC sales organization. Following his career at Merrill Lynch, Mr. Dick co-founded Opvs Group, a hybrid hedge fund and boutique investment bank where he built a fund raising organization and was responsible for sourcing private transactions for both the firm and third parties. Mr. Dick holds a Bachelor of Science in Business Administration from Northeastern University and a Master’s in Business Administration from Duke University. Mr. Dick serves on our Board as a designee of Ascend, in accordance with the Investor and Registration Rights Agreement as further described in the section titled “Certain Relationships and Related Party Transactions.” We believe Mr. Dick’s broad experience with capital markets, international business and the mining sectors qualifies him to serve on our Board of Directors.

Curtis Hébert, Director

Curtis Hébert was appointed as Director in March 2025. Mr. Hébert is a highly respected leader in the power and energy industry. His years of experience as a chief regulator on the state and federal level, an energy attorney, and Executive Vice President of a Fortune 250 energy company give him an unparalleled prism in which to view and lead business strategy. Mr. Hébert is currently a partner at Brunini Law Firm where he represents and advises clients on federal, state, and local regulatory matters across the energy industry. Previously, he served as the Chief Executive Officer of Lexicon Strategy Group, where he advised financial, energy, and governmental clients on unique policy and regulatory needs. Mr. Hébert has advised domestic and international clients across all segments of the energy value chain and has contributed to policy initiatives as a visiting scholar with the Bipartisan Policy Center. He spent a decade as executive vice president with Entergy Corp. (ETR), a Fortune 250 Energy Company. Notably, Mr. Hébert was a presidential appointee, serving as chairman and commissioner of the Federal Energy Regulatory Commission (FERC) from 1997 to 2001. He earned a Bachelor of Science from the University of Southern Mississippi and a Juris Doctor from the Mississippi School of Law. Mr. Hébert serves on our Board as a designee of Bluescape, in accordance with the Investor and Registration Rights Agreement as further described in the section titled “Certain Relationships and Related Party Transactions.” We believe Mr. Hébert is qualified to serve on our Board of Directors because of his success serving in the federal government, executive leadership, and strong corporate governance skillset.

Bryn Jones, Director

Bryn Jones was appointed as a Director in July 2024. Mr. Jones is an Industrial Chemist with over 25 years of extensive development and operational experience in the minerals industry across various commodities, including in-situ mining of uranium. Mr. Jones currently is the Managing Director for entX Limited, a technology incubator that generates ideas, builds development partnerships, and commercializes breakthrough clean energy and nuclear medicine technologies, a position he has held since August 2019. Mr. Jones is a former non-executive director of Australian Rare Earths (ASX: AR3), former Technical Director of Boss Energy Ltd (ASX: BOE), and a former non-executive director of DevEx Resources Ltd (ASX: DEV). Prior to assuming the above directorships, Mr. Jones served as the Chief Operating Officer of Laramide Resources Ltd (ASX: LAM). Mr. Jones serves on our Board as a designee of Ascend, in accordance with the Investor and Registration Rights Agreement as further described in the section titled “Certain Relationships and Related Party Transactions.” We believe Mr. Jones’ experience in the chemicals and mining industries, including rear earth minerals, as well as prior executive roles and leadership experience qualifies him to serve on our Board of Directors.

Corporate Governance

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and conduct ongoing reviews of our governance structure and processes to reflect changing circumstances. Below are highlights of our corporate governance practices and principles.

Director Independence

Our Common Stock is listed on Nasdaq. Under the rules of the Nasdaq, a director will only qualify as an “independent director” if the board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

At least annually, our Board evaluates all relationships between us and each director in light of relevant facts and circumstances for the purposes of determining whether a relationship exists that might interfere with such director’s ability to satisfy his or her responsibilities as an independent director. Based on this evaluation, our Board will make an annual determination of whether each director is independent within the meaning of the independence standards of Nasdaq and the SEC.

Consistent with our corporate governance guidelines and Nasdaq rules, our Board has determined that each of Messrs. Dick, Hébert, Jones, and van’t Hoff qualifies as an “independent director.” Our Board also has determined that Messrs. Dick, Jones, and van’t Hoff, who currently comprise our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, satisfy the independence standards for such committee service established by the SEC and the rules of Nasdaq, as applicable. In making such determinations, our Board considered the relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he or she is affiliated.

Board Leadership Structure

Our Corporate Governance Guidelines provide the Board will conduct an annual assessment of its leadership structure to determine that the leadership structure is the most appropriate for the Company. The Chairman of the Board and CEO positions may, but need not be, filled by the same individual. At this time, the offices of the Chairman of the Board and the CEO are not combined. If the offices were combined, the Board would appoint a lead independent director to coordinate the activities of the other independent directors and to perform such other duties and responsibilities as the Board may determine. Graham van’t Hoff currently serves as Chairman of the Board.

Role of the Board in Risk Oversight

The Board is responsible for the oversight of risk, while management is responsible for the day-to-day management of risk. The Board, directly and through its committees, carries out its oversight role by regularly reviewing and discussing with management the risks inherent in the operation of our business and applicable risk mitigation efforts. Management meets regularly to discuss the Company’s business strategies, challenges, risks and opportunities and reviews those items with the Board at regularly scheduled meetings. The Compensation Committee is responsible for overseeing the management of risks relating to our compensation plans and arrangements, including whether the Company’s incentive compensation plans encourage excessive or inappropriate risk taking. The Audit Committee is responsible for overseeing our risk assessment and management processes related to, among other things, our financial reports and record-keeping, major litigation and financial risk exposures, and cybersecurity risk, and the steps management has taken to monitor and control such exposures. The Nominating and Corporate Governance Committee is responsible for risk oversight associated with corporate governance practices and the composition of our Board and its committees.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each of the committees of our Board are described below. Copies of the charters of the committees are available on the investor relations page of our website at https://5eadvancedmaterials.com/investors/corporate-governance/. The information in or accessible through our website is not incorporated into, and is not considered part of, this Proxy Statement. Members serve on these committees until their resignation or until otherwise determined by our Board. Our Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Messrs. Dick, Jones and van’t Hoff are the current members of the Audit Committee. Mr. Dick is the Chairman of the Audit Committee. Our Board has determined that each current and prospective member of the Audit Committee qualifies as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act and meets the requirements for financial literacy for service on an Audit Committee, as defined under applicable Nasdaq rules. Our Board has determined that each of Messrs. Dick, Jones and van’t Hoff qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K, and that each of the members meets the requirements for financial literacy for service on an Audit Committee, as defined under applicable Nasdaq rules.

Under its charter, the functions of the Audit Committee include, among other things:

•	the Company’s accounting and financial reporting processes and the integrity of its financial statements;

•	the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors;

•	the Company’s compliance with legal and regulatory requirements; and

•	the performance of the Company’s internal accounting controls, disclosure controls and procedures and internal control over financial reporting.

Compensation Committee

Messrs. Jones, Hébert and Dick are the current members of the Compensation Committee. Mr. Jones is the Chairman of the Compensation Committee. The Board has determined that each of Messrs. Jones, Hébert and Dick, qualifies as an independent director and is considered to be a “non-employee director” under Rule 16b-3 of the Exchange Act.

Under its charter, the functions of the Compensation Committee include, among other things:

•	determine, or recommend to the Board for determination, the compensation of the Chief Executive Officer and all other executive officers (as defined herein) of the Company;

•	make recommendations to the Board with respect to (to the extent set forth in its charter or otherwise directed by the Board) compensation of the non-employee directors;

•	make recommendations to the Board with respect to incentive compensation plans and equity-based plans that are subject to Board approval;

•	exercise oversight with respect to the Company’s compensation philosophy, incentive compensation plans and equity-based plans covering executive officers and senior management;

•	review and discuss with management the Company’s Compensation Discussion & Analysis required by SEC rules to be included in the Company’s proxy statement and Annual Report on Form 10-K; and

•	produce the annual compensation committee report for inclusion in the Company’s proxy statement and Annual Report on Form 10-K.

The Compensation Committee charter also provides that the Compensation Committee shall have the sole authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser.

Nominating and Corporate Governance Committee

Messrs. Hébert, Dick and van’t Hoff are the current members of the Nominating and Corporate Governance Committee. Mr. Hébert is the Chairperson of the Nominating and Corporate Governance Committee. The Board has determined that each of Messrs. Hébert, Dick and van’t Hoff qualifies as an independent director.

Under its charter, the functions of the Nominating and Corporate Governance Committee include, among other things:

•

identify and recommend to the Board for selection the individuals qualified to serve on the Company’s Board (consistent with criteria that the Board has approved) either for election by stockholders at each meeting of stockholders at which directors are to be elected or for appointment to fill vacancies on the Board;

•	develop, recommend to the Board and assess corporate governance policies for the Company; and

•	oversee the evaluation of the Board.

The Nominating and Corporate Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.

The Nominating and Corporate Governance Committee meets periodically, and no less frequently than annually, to assess, develop and communicate with the full Board concerning the appropriate criteria for nominating and appointing directors, including the Board’s size and composition, corporate governance policies, applicable listing standards and laws, individual director performance, expertise, experience, qualifications, attributes, skills, tenure and willingness to serve actively, the number of other public and private Company Boards on which a director candidate serves, consideration of director nominees proposed or recommended by stockholders and related policies and procedures, and other appropriate factors. Whenever a new seat or a vacated seat on the Board is being filled, candidates that appear to best fit the needs of the Board and the Company will be identified, interviewed and evaluated by the Nominating and Corporate Governance Committee. Potential director candidates recommended by the Company’s management and stockholders are evaluated in the same manner as nominees identified by the Nominating and Corporate Governance Committee. Candidates selected by the Nominating and Corporate Governance Committee will then be recommended to the full Board.

Election of Directors

We have voluntarily adopted a majority-voting standard for uncontested elections of directors. Our Bylaws provide that, unless otherwise required by law or our Charter or Bylaws, the election of our directors will be decided by a majority of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election, unless our Secretary determines that the number of nominees for director exceeds the number of directors to be elected, in which case directors will be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors.

If a nominee for director who is not an incumbent director does not receive a majority of the votes cast, the nominee will not be elected. Our Nominating and Corporate Governance Committee has established procedures under which a director standing for reelection in an uncontested election must tender a resignation conditioned on the incumbent director’s failure to receive a majority of the votes cast. If an incumbent director who is standing for reelection does not receive a majority of the votes cast, the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors must act on the committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who fails to receive a majority vote is not permitted to participate in the committee’s recommendation or the Board of Directors’ decision.

Corporate Governance Guidelines and Code of Business Conduct

We have adopted Corporate Governance Guidelines and a written Code of Business Conduct (the “Code of Conduct”), which are available on our website at https://5eadvancedmaterials.com/investors/corporate-governance/. The information in or accessible through our website is not incorporated into, and is not considered part of, this Proxy Statement.

Our Corporate Governance Guidelines provide the framework for our corporate governance along with our Charter, Bylaws, committee charters and other key governance practices and policies. Our Corporate Governance Guidelines cover a wide range of subjects, including the conduct of Board meetings, independence and selection of directors, Board membership criteria, and Board committee composition. Our guidelines currently provide for our directors to retire upon reaching age 70.

Our Code of Conduct is applicable to our directors, executive officers and employees, including our principal executive officer, principal financial officer or controller, or persons performing similar functions. The Code of Conduct codifies the business and ethical principles that govern all aspects of the Company’s business. Any waiver of this Code of Conduct for any individual director or officer of our Company must be approved, if at all, by our board of directors. Any such waivers granted, as well as substantive amendments to this Code of Conduct, will be publicly disclosed by appropriate means in compliance with applicable listing standards and SEC rules.

EXECUTIVE COMPENSATION

Introduction and Named Executive Officers

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. During fiscal year 2025, our named executive officers or “NEOs” were:

Name	Age	Position
Paul Weibel, CPA	41	President, Chief Executive Officer
Joshua Malm, CPA(1)	43	Chief Financial Officer, Treasurer and Corporate Secretary

(1)	On October 31, 2024, the Board appointed Mr. Malm as Chief Financial Officer. Effective January 21, 2025, Mr. Malm succeeded Mr. Weibel in the roles of Treasurer and Corporate Secretary.

Summary Compensation Table

The following table presents summary information regarding compensation earned with respect to the fiscal years ended June 30, 2024 and June 30, 2025, by our NEOs.

	Fiscal Year Ended June 30,	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards(3) ($)	All Other Compensation(4) ($)	Total ($)
Paul Weibel	2025	346,154	151,200	133,723	420,991	9,000	1,061,068
	2024	300,000	437,500	180,004	—	26,781	944,285
Joshua Malm	2025	446,303	11,200	—	263,118	—	720,621
	2024	344,015	—	—	—	—	344,015

(1)	The amounts reported in this column for fiscal year 2025 represent performance bonuses earned in fiscal 2025 and paid in the fourth calendar quarter of 2025.
(2)

The amounts reported in this column represent the aggregate grant-date fair value of stock awards granted in the relevant year calculated in accordance with Financial Accounting Standards Board (“FASB”) Topic 718, excluding forfeiture estimates. Stock Awards are comprised of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”). The grant date value relating to time-vested RSUs granted to Mr. Weibel in fiscal 2025 is $13,363. The PSUs granted to Mr. Weibel in fiscal 2025 are subject to performance conditions and the amount in the table represents the grant date fair value based on the probable outcome of results, which is the target value, of $120,360, which amount also reflects the maximum value. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in our financial statements in our Annual Report. The amounts reported in this column reflect the accounting cost for the stock awards and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock awards or the sale of the Common Stock underlying such awards. For additional details regarding stock awards, see “ —Narrative to Summary Compensation Table-—Equity-Based Incentive Awards” and “ —Outstanding Equity Awards at Fiscal Year End” below.

(3)

The amounts reported in this column represent the aggregate grant-date fair value of stock options granted in the relevant year calculated in accordance with FASB Topic 718, excluding forfeiture estimates. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in our financial statements in our Annual Report. The amounts reported in this column reflect the accounting cost for the stock options and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock options, the exercise of the stock options or the sale of the Common Stock underlying such awards. For additional details regarding stock options, see “ —Narrative to Summary Compensation Table-—Equity-Based Incentive Awards” and “ —Outstanding Equity Awards at Fiscal Year End” below.

(4)	The amounts reported in this column for fiscal 2025 represent employer match contributions under the Company’s 401(k) plan.

Narrative to Summary Compensation Table

Annual Base Salary

The compensation of our NEOs is generally determined and approved by our Board. The fiscal year 2025 base salaries of each of our NEOs are described under the subsection titled “—Employment Agreements” below.

Annual Bonus

In addition to base salaries, our NEOs are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each NEO is eligible to receive is based on the extent to which we achieve the corporate goals that our Board establishes each fiscal year. At the end of the fiscal year, our Board reviews our performance against each corporate goal and determines the extent to which we achieved each of our corporate goals.

For fiscal year 2025, Messrs. Weibel and Malm were eligible to earn a target annual bonus equal to 60% and 40%, respectively, of the executive’s respective annual base salary.

The corporate goals the Board established for fiscal year 2025 related to operational progress, liquidity and organizational health and culture goals. Bonuses are typically determined and paid in the third calendar quarter of the year following our June 30 fiscal year end. For fiscal year 2025, the bonuses for our NEOs paid in the third quarter of 2025 are reflected in the Summary Compensation Table above.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The Board or an authorized committee thereof is responsible for approving equity grants. We grant equity awards under our 2022 Equity Compensation Plan (the “Incentive Plan”).

In September 2024, Mr. Weibel was awarded 26,471 RSUs under our Incentive Plan. The RSUs will vest over a three-year period with one-third of the total number of RSUs granted vesting on each of the first three anniversaries of the grant date, subject to Mr. Weibel’s continued employment through the applicable vesting date. In addition, in September 2024, Mr. Weibel was awarded 10,358 PSUs (at target) under our Incentive Plan. The PSUs may be earned between 0% to 100% of the target number of PSUs granted upon the achievement of certain financial and operational targets, including (i) construction of a large-scale commercial facility commencing prior to September 1, 2026; (ii) an approved final investment decision in the large-scale commercial facility at a modeled internal rate of return of 20%; (iii) achievement of an enterprise value in excess of $200 million; and (iv) achievement of an enterprise value in excess of $300 million, over a three-year performance period, commencing September 2024, subject to Mr. Weibel’s continued employment through the applicable vesting date.

In May 2025, Messrs. Weibel and Malm were awarded stock options under our Incentive Plan to purchase 146,012 and 91,257 shares of our Common Stock, respectively. The options will vest in full on the third anniversary of the grant date, subject to continued service through such date. The options have a four-year term and an exercise price equal to $6.72. Upon a termination of employment by the Company without cause, due to death or disability or by the executive for good reason, a pro-rated portion of the number of shares subject to the stock option will vest based on the number of days served from the grant date through the date of termination; provided, that if such termination occurs on or within eighteen months after a change in control, the shares subject to the stock options shall vest in full.

For a description of any additional accelerated vesting applicable to our NEOs’ stock awards, see “Employment Agreements” below.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity awards held by our NEOs as of June 30, 2025. The number of shares and exercise prices of the equity awards have been adjusted to reflect the 1-for-23 reverse stock split we effected in February 2025.

		Option Awards						Stock Awards
Named	Grant Date	Number of Common Stock Underlying Unexercised Options (#) Exercisable		Number of Common Stock Underling Unexercised Options (#) Un-exercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)		Market Value of Shares of Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)(1)
Executive Officers:
Paul Weibel	November 29, 2021	8,695	(3)	—		378.35	October 1, 2025	—		—	—	—
	September 1, 2022	—		—		—	—	133	(4)	468	266	936
	September 15, 2023	—		—		—	—	1,060	(4)	3,731	1,590	5,597
	September 15, 2024	—		—		—	—	1,150	(4)	4,048	10,358	36,460
	May 21, 2025	—		146,012	(5)	6.72	May 21, 2029	—		—	—	—
Joshua Malm	May 21, 2025	—		91,257	(5)	6.72	May 21, 2029	—		—	—	—

(1)	The market value of each stock award is based on $3.52 per share, which was the closing price of our Common Stock on June 30, 2025.
(2)

Amounts represent PSUs that vest on the third anniversary of the grant date, subject to the attainment of certain performance objectives and subject to continued employment through the applicable vesting date. In accordance with the SEC rules, the number of PSUs shown represents the number of units that may be earned during the performance period based on target performance.

(3)	Amount represents stock options that vested in three equal annual installments commencing on Mr. Weibel’s employment start date.
(4)	The RSUs vest in three equal annual installments beginning on the first anniversary of the grant date, subject to continued employment through the applicable vesting date.
(5)

Amount represents stock options that vest on the third anniversary of the grant date, subject to continued service through the vesting date. The stock options are subject to accelerated vesting upon a qualifying termination of employment, including in connection with a change in control, as further described under “—Narrative to Summary Compensation Table—Equity-Based Incentive Awards” above.

Employment Agreements

We have entered into employment agreements with certain of our executive officers, including our NEOs, which govern the terms of their employment with us.

Paul Weibel

Under the terms of Mr. Weibel’s employment agreement, Mr. Weibel is entitled to an annual base salary and is eligible to earn an annual bonus of up to 80% of his then-in-effect base salary (on target performance would result in a bonus payment equal to 40% of Mr. Weibel’s then-in-effect base salary), subject to the achievement of performance objectives as determined by our Board.

Regardless of the manner in which Mr. Weibel’s employment terminates, he is entitled to receive certain accrued amounts previously earned during his employment, including unpaid salary, reimbursement of expenses owed, and accrued but unpaid paid time off and any continuation of benefits required by applicable law.

In addition, Mr. Weibel is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations. Pursuant to Mr. Weibel’s employment agreement, upon a termination of his employment by the Company for reasons other than for “cause” (as defined in the employment agreement), Mr. Weibel is entitled to (i) an amount in cash equal to six months of annual base salary, payable in a lump sum, (ii) payment of the COBRA premiums for Mr. Weibel and his eligible dependents for a maximum period of up to 6 months from the date of his termination of employment, and (iii) accelerated vesting of all unvested Company equity awards, provided that any Company equity awards that vest based on the attainment of performance goals will remain outstanding and will be eligible to vest in accordance with the terms of the applicable award agreements.

Joshua Malm

On May 15, 2025, we entered into an employment agreement with our Chief Financial Officer and principal accounting officer, Joshua Malm. Pursuant to the employment agreement, Mr. Malm is entitled to cash compensation of $300,000 per year for his service as our Chief Financial Officer. Additionally, Mr. Malm is eligible to earn an annual bonus of up to 80% of his then-in-effect base salary (on target performance would result in a bonus payment equal to 40% of Mr. Malm’s then-in-effect base salary), subject to the achievement of performance objectives as determined by the Board.

Regardless of the manner in which Mr. Malm’s employment terminates, he is entitled to receive certain accrued amounts previously earned during his employment, including unpaid salary, reimbursement of expenses owed, and accrued but unpaid paid time off and any continuation of benefits required by applicable law.

In addition, Mr. Malm is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations. Pursuant to Mr. Malm’s employment agreement, upon a termination of his employment by the Company for reasons other than for “cause” or by Mr. Malm for “good reason” (each term as defined in the employment agreement), Mr. Malm is entitled to (i) an amount in cash equal to six months of annual base salary, payable in a lump sum, (ii) a pro-rated bonus based on target performance for the portion of the year he was employed, (iii) payment of the COBRA premiums for Mr. Malm and his eligible dependents for a maximum period of up to 6 months from the date of his termination of employment, and (iv) accelerated vesting of all unvested Company equity awards, provided that any Company equity awards that vest based on the attainment of performance goals will remain outstanding and will be eligible to vest in accordance with the terms of the applicable award agreements, provided, further, that in the event such termination occurs during the period commencing on the date that is three (3) months prior to a change in control and ending on the date that is eighteen (18) months following a change in control, any PSUs outstanding where the termination date is within twelve (12) months of the end of their respective performance period(s), and there is a reasonable probability that the respective performance goal(s) for such PSUs would have been achieved at target (or above) absent the change in control, then such PSUs that would have vested within such twelve (12) month period following the change in control shall also vest.

Health and Welfare Benefits; Perquisites

All of our employee executives are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability, and life insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our NEOs, except in limited circumstances. Our Board may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Retirement Plan

We sponsor a 401(k) plan covering substantially all of our employees, including our NEOs. Employees become eligible to participate in the plan upon completing three months of service and attainment of age 21. Eligible employees may elect to make either pretax or Roth contributions to the plan, subject to limitations set forth in the plan and the Code. We may make safe-harbor matching contributions equal to 100% of the first 4% of employees’ eligible earnings and an additional 50% on the next 2% of employees’ eligible earnings. We may also make discretionary profit-sharing contributions.

Clawback Policy

We have adopted a compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Act.

Equity Grant Practices

We do not grant equity awards in anticipation of the release of material, nonpublic information or time the release of material, nonpublic information based on equity award grant dates, vesting events, or sale events. During fiscal year 2025, we did not grant awards of stock options, stock appreciation rights, or similar option-like instruments to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation for grants to NEOs in fiscal year 2025.

Compensation of Non-Employee Directors

We have entered into offer letters with Messrs. van’t Hoff, Salisbury, Dick, Hébert, Jennings, Jones and Lim that provide for compensation for each non-employee director’s service on our Board. Pursuant to the offer letters, each non-employee director serving as chair of the Board receives an additional annual retainer of $100,000. Additionally, the non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees receive additional annual retainers of $80,000, $70,000 and $70,000, respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees receive an additional annual retainer of $14,000. Additionally, non-employee directors are eligible to receive long-term incentive awards, including in the form of RSUs, with an equivalent cash value as the above cash retainers, subject to any shareholder approvals required. Payment of the cash retainers and long-term incentive awards are paid or awarded, as applicable, by the Company in arrears in four equal installments on or about the last business day of each fiscal year quarter.

The following table sets forth the compensation earned by our non-employee directors during the year ended June 30, 2025.

Name	Fees earned or paid in cash ($)	Stock awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Graham van’t Hoff	136,250	103,518	38,337	278,105
David Jay Salisbury(3)	64,000	54,178	55,097	173,275
Barry Dick	84,780	62,468	341	147,589
Curtis Hébert(4)	26,250	20,673	—	46,923
H. Keith Jennings(5)	47,000	39,787	40,463	127,250
Bryn Jones	78,530	58,047	—	136,577
Sen Ming (Jimmy) Lim(6)	32,000	30,006	25,441	87,447

(1)

The amounts reported in this column represent the aggregate grant-date fair value of RSUs granted in the relevant fiscal year calculated in accordance with FASB Topic 718, excluding forfeiture estimates. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in our financial statements in this Annual Report. The amounts reported in this column reflect the accounting cost for the stock awards and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock awards or the sale of the Common Stock underlying such awards. In fiscal year 2025, our non-employee directors received grants of RSUs on or about the last business day of each calendar quarter pursuant to the terms of their offer letters, and effective January 1, 2025, the terms of our non-employee director compensation policy. Each RSU award vested on July 1, 2025. As of June 30, 2025, Mr. van’t Hoff held 16,924 RSUs, Mr. Dick held 12,183 RSUs, Mr. Hébert held 5,828 RSUs and Mr. Jones held 10,957 RSUs.

(2)	The amount reported in this column represents cash remitted to each director in an amount equal to the expected tax liability for equity awards that vested during the year.
(3)	Mr. Salisbury resigned from the Board effective December 31, 2024.
(4)	Mr. Hébert was appointed to the Board effective March 5, 2025
(5)	Mr. Jennings resigned from the Board effective December 31, 2024.
(6)	Mr. Lim ceased serving on the Board effective January 21, 2025.

Non-Employee Director Compensation Policy

In December 2024, our Board approved a compensation program for our non-employee directors (the “Director Compensation Policy”), which has governed our non-employee director compensation since January 1, 2025. This policy is intended to fairly compensate our directors for the time and effort necessary to serve on the Board. The Director Compensation Policy will supersede the director offer letters described above.

The Director Compensation Policy provides for annual retainer fees and equity awards for our non-employee directors. Each non-employee director will receive an annual cash retainer of $50,000, with the non-employee director serving as chair of the board of directors or lead independent director receiving an additional annual cash retainer of $45,000. The non-employee directors serving as the chairs of the audit, compensation, and nominating and corporate governance committees will receive additional annual cash retainers of $25,000. Non-employee directors serving as members of the audit, compensation, and nominating and corporate governance committees will receive additional annual cash retainers of $15,000.

On the last day of each calendar quarter, each non-employee director will receive a grant of RSUs, with an equivalent cash value as the above cash retainers divided by four, subject to any shareholder approvals required, with the number of RSUs determined by dividing the cash value by the average closing price of the Company’s Common Stock during the applicable calendar quarter (inclusive of the first and last day of such calendar quarter). Such quarterly grants will vest on July 1st following the grant date, subject to continued service through such vesting date. Awards to our non-employee directors will also vest in full (i) immediately upon the effectiveness of a non-employee director’s voluntary resignation of service on the Board, (ii) in the event of a change in control or (iii) upon a non-employee director’s death or disability.

Compensation under our non-employee director compensation program will be subject to the annual limits on non-employee director compensation set forth in the Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since July 1, 2023 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation.”

Pursuant to the terms of an investor and registration rights agreement to which we are a party, each of Bluescape and Ascend has the right to designate two individuals to our Board, and we are required to appoint or nominate such persons to our Board. The size of our Board was also reduced to four directors pursuant to the terms of this agreement.

Ascend Subscription Agreement

On December 5, 2023, we entered into a subscription agreement with Ascend, pursuant to which Ascend agreed to purchase up to $10.0 million of our Common Stock at a purchase price of $1.025 per share, plus an additional 10% of the shares sold in the offering as a placement fee. On January 18, 2024, we issued 5,365,854 shares (the “Subscription Shares”) of Common Stock to Ascend pursuant to the subscription agreement for an aggregate purchase price of $7.5 million. At the closing, we also granted Ascend registration rights with respect to the Subscription Shares.

Amended and Restated Note Purchase Agreement

On January 18, 2024, in connection with a series of out-of-court restructuring transactions, we entered into an Amended and Restated Note Purchase Agreement (as subsequently amended, the “Amended and Restated Note Purchase Agreement”) with the holders of our 4.50% senior secured convertible notes (the “Noteholders”): Bluescape, Ascend and Meridian Investments Corporation (“Meridian”), of which Ascend is the sole shareholder. The agreement provided for the amendment of certain terms of our then outstanding $60.0 million aggregate principal amount of 4.50% senior secured convertible notes, including (among other things) to provide for certain adjustments to the conversion rate in the event of certain change of control transactions or other events (a “Make-Whole Adjustment”) and a waiver of the minimum cash covenant has been waived through June 28, 2024 (the “Covenant Waiver”). In connection therewith, we also entered into an Amended and Restated Investor and Registration Rights Agreement with the Noteholders, pursuant to which we (i) granted the Noteholders certain registration rights for the shares of Common Stock underlying the convertible notes and the Subscription Shares, and (ii) granted the director designation rights to each of Bluescape and Ascend.

Amendment No. 1 to Amended and Restated Note Purchase Agreement

On April 28, 2024, we entered into an amendment to the Amended and Restated Note Purchase Agreement with the Noteholders, pursuant to which the Noteholders agreed to extend the Covenant Waiver through December 31, 2024.

Amendment No. 2 to Amended and Restated Note Purchase Agreement

On May 28, 2024, we entered into a second amendment to the Amended and Restated Note Purchase Agreement, pursuant to which we agreed to (i) issue and sell $3.0 million principal amount of new senior secured convertible notes to each of Bluescape and Ascend (the “June Notes”), (ii) amend and restate the Amended and Restated Note Purchase Agreement to (among other things) adjust the Make-Whole Adjustment, and (iii) amend and restate the existing Amended and Restated Investor and Registration Rights Agreement to provide for registration rights covering the shares of Common Stock underlying the new notes. The transactions contemplated by Amendment No. 2, including the issuance and sale of the June Notes, closed on June 11, 2024.

Amendment No. 3 to Amended and Restated Note Purchase Agreement

On August 25, 2024, we entered into commitment letters with Bluescape and Ascend, pursuant to which they agreed to purchase $3.0 million principal amount of new senior secured convertible notes, which were subsequently issued and sold on September 16, 2024 pursuant to an Amended and Restated Note Purchase Agreement. At the closing, we also entered into an Amended and Restated Investor and Registration Rights Agreement to provide for registration rights covering the shares of Common Stock underlying the new notes.

Amendment No. 4 to Amended and Restated Note Purchase Agreement

On January 14, 2025, we entered into a fourth amendment to the Amended and Restated Note Purchase Agreement and agreed, among other things, to (i) issue and sell new senior secured convertible notes in substantially the same form and under the same terms as the September 2024 Notes, in an aggregate principal amount of $5.0 million (the “January 2025 Notes” and, together with the August 2022 Notes, the June 2024 Notes and the September 2024 Notes, the “Convertible Notes”) to the Noteholders, and (ii) amend and restate the Amended and Restated Note Purchase Agreement. The Amended and Restated Note Purchase Agreement also extended the date to which we were required to comply with a financial covenant to maintain a cash balance of at least $7.5 million from December 31, 2024 to March 31, 2025.

Debt Exchange and Related Agreements

On January 14, 2025, we entered into a restructuring support agreement (the “2025 Restructuring Support Agreement”) with Bluescape, Ascend and Meridian in connection with certain restructuring and recapitalization transactions with respect to our capital structure (collectively the “Exchange Transaction”), including our Convertible Notes issued pursuant to the Amended and Restated Note Purchase Agreement.

Pursuant to the 2025 Restructuring Support Agreement, the parties agreed to effect an Out-of-Court Restructuring consisting of, among other things:

(i)

pursuant to an Exchange Agreement dated January 14, 2025 among Ascend, Meridian, Bluescape and us (the “Exchange Agreement”), the issuance of an aggregate of 13,586,524 shares of our Common Stock to Ascend, Meridian, and Bluescape upon exchange of all of the outstanding Convertible Notes (the “Exchange”);

(ii)

pursuant to a Securities Subscription Agreement dated January 14, 2025 among Ascend, Meridian, Bluescape and us (the “January 2025 Subscription Agreement”), the issuance and sale by us of an aggregate of $5.0 million of Common Stock to Ascend, Meridian, and Bluescape at a price per share equal to the lesser of (a) $6.716 per share and (b) the volume weighted average price for the Common Stock on the five consecutive trading days immediately following the date of the Exchange (the “Subscription Price”);

(iii)

pursuant to the January 2025 Subscription Agreement, the issuance by us to Ascend and Bluescape of warrants with a one-year term (the “Restructuring Warrants”) to purchase an aggregate number of shares of Common Stock represented by up to $20.0 million divided by the Subscription Price, at a price per share equal to the Subscription Price; and

(iv)

pursuant to the Investor and Registration Rights Agreement, the right of each of Ascend and Bluescape to designate two directors to serve on our Board following the consummation of the Exchange Transaction for so long as such party beneficially owns 25% of our Common Stock and one director to serve on our Board for so long as such party beneficially owns 10% of our Common Stock.

On March 4, 2025, at a special meeting of stockholders, our stockholders voted in favor of the 2025 Out-of-Court Restructuring, and on March 5, 2025 the Exchange was completed and resulted in 13,586,524 shares of our Common Stock issued to Bluescape and Ascend, the termination of the Amended and Restated Note Purchase Agreement and the extinguishment of all indebtedness owed by us under the Amended and Restated Note Purchase Agreement.

On March 13, 2025, pursuant to the January 2025 Subscription Agreement, we issued and sold an aggregate of 1,408,173 shares of Common Stock to Bluescape, Ascend and Meridian at a Subscription Price of $3.5507 per share for aggregate net proceeds of $4.9 million. Also pursuant to the January 2025 Subscription Agreement, we issued Restructuring Warrants to purchase up to an aggregate of 5,632,692 shares of Common Stock to Bluescape and Ascend. The Restructuring Warrants are immediately exercisable and expire on March 13, 2026, and have an exercise price per share equal to the Subscription Price.

Participation in August 2025 Public Offering

In August 2025, we completed the public offering of 2,374,481 shares of our Common Stock at a price to the public of $3.50 per share. Each of Bluescape and Ascend purchased 100,000 shares in the offering on the same terms as other investors.

Policies and Procedures with Respect to Related Party Transactions

The Company’s Audit Committee charter requires that the Audit Committee review and approve or disapprove all related person transactions that are required to be disclosed by Item 404 of Regulation S-K. The Company reviews all relationships and transactions reported to it in which the Company and our directors and executive officers or their immediate family members or any person who is known by the Company to be the beneficial owner of more than five percent (5%) of our voting stock are participants to determine whether such persons have a direct or indirect material interest. The Company’s Secretary is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction.

Our Board of Directors has adopted a policy regarding transactions affecting director independence as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our directors, officers, and employees is set forth in writing in our Corporate Governance Guideline and our Code of Business Conduct. These documents are available on our website. The Board of Directors believes these documents promote the effective functioning of the Board, its committees, and management. Accordingly, they are periodically reviewed and revised, as appropriate.

Director and Officer Indemnification

Our certificate of incorporation and our bylaws provide for indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”), subject to certain limited exceptions. We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our Company or that person’s status as a member of our Board of Directors to the maximum extent allowed under Delaware law.

Other than as described above under this section “Certain Relationships and Related Party Transactions” and in the documents incorporated by reference herein, since July 1, 2023, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of the Company’s Common Stock as of October 14, 2025, by each person, or group of affiliated persons, known to the Company to own beneficially more than 5% of the Company’s outstanding Common Stock, each director, each named executive officer, and all the executive officers and directors of the Company as a group. Unless otherwise indicated in the footnotes to the table, the address of each such person is care of the Company, 9329 Mariposa Road, Suite 210, Hesperia, California 92344. Share numbers in the table below, including the footnotes thereto, have been updated to reflect the Company’s 1-for-23 reverse stock split the Company effected in February 2025.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of October 14, 2025, are deemed outstanding for purposes of computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table. The percentage for each beneficial owner is calculated based on (i) the aggregate number of shares reported to be owned by such group or individual and (ii) the aggregate number of shares of Common Stock outstanding as of October 14, 2025 (22,444,587 shares).

Name	Shares of Common Stock Owned (1)	Right to Acquire Beneficial Ownership in Number of Common Stock(2)	Total Common Stock Beneficially Owned	Percent of Outstanding Common Stock(1)(2)
Directors and Named Executive Officers:
Paul Weibel	15,088	—	15,088	*
Joshua Malm	1,425	—	1,425	*
Graham van’t Hoff	13,259	—	13,259	*
Curtis Hébert	3,671		3,671	*
Barry Dick	7,693	—	7,693	*
Bryn Jones	6,902	—	6,902	*

All directors and named executive officers as a group (six persons):	48,038	—	48,038	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our Common Stock.
(1)	Includes shares of Common Stock that may be represented by CDIs.
(2)	Includes Common Stock that may be acquired through the exercise of stock options that are currently exercisable or will be exercisable within 60 days of October 14, 2025.

Shares Owned by Certain Beneficial Holders

The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The following table sets forth the information for each person deemed to beneficially own 5% or more of our outstanding Common Stock, based on information regarding the beneficial ownership of Common Stock available to us as of October 14, 2025, 2025. The table also sets out the names of all persons and entities (of which the Company is aware) who are substantial holders in the Company within the meaning of section 671B of the Corporations Act and the number of shares in which each substantial holder has an interest.

	Shares of Common Stock Beneficially Owned(1)
Name and Address of Beneficial Owner	Shares	Percentage
Ascend Global Investment Fund SPC for and on behalf of Strategic SP (2) 1 Kim Seng Promenade, #10-01 East Tower, Great World City, Singapore 237994	10,646,992	42.1%
BEP Special Situations IV LLC (3) 300 Crescent Court, Suite 1860 Dallas, TX 75201	10,413,695	41.2%

(1)

Includes shares of Common Stock represented by CDIs. Shares of Common Stock that Ascend, BEP Special Situations IV LLC (“BEP SS IV”) and Meridian may acquire through the exercise of warrants are not deemed outstanding for purposes of computing the percentage beneficially owned by any other entities.

(2)

Based on a Schedule 13D/A filed on August 27, 2025, and information known to the Company. Shares beneficially owned consists of (i) 4,031,972 shares of Common Stock, (ii) 3,798,674 shares of Common Stock beneficially owned by Meridian, (iii) 1,408,173 shares issuable under a warrant and (iv) 1,408,173 shares issuable under a warrant beneficially owned by Meridian. Ascend is the sole shareholder of Meridian, and as a result may be deemed to share beneficial ownership of the securities held of record by Meridian. Ascend Financial Holdings Limited (“Ascend Financial”) is the sole shareholder of Ascend Capital Advisors (S) Pte. Ltd., which is the sole partner of Ascend. As a result, each of the foregoing entities may be deemed to have beneficial ownership of the securities held by Ascend. By virtue of his control of Ascend Financial, Mr. Halim Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend under Section 13(d) of the Exchange Act and the rules promulgated by the SEC thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend.

(3)

Based on a Schedule 13D/A filed on August 27, 2025, and information known to the Company. Shares beneficially owned consists of (i) 10,413,695 shares of Common Stock, and (ii) 2,816,346 shares issuable under a warrant beneficially owned by BEP SS IV. Bluescape Energy Partners IV GP LLC (“Bluescape GP”) is the general partner of Bluescape Energy Recapitalization and Restructuring Fund IV LP, which wholly owns BEP SS IV. As such, Bluescape GP may be deemed to have beneficial ownership of the securities directly held by BEP SS IV.

DESCRIPTION OF CAPITAL STOCK

Description of Capital Stock

The following description of our capital stock is a summary. The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, the complete text of our Amended and Restated Certificate of Incorporation and Bylaws are each included as exhibits to the registration statement of which this prospectus forms a part and are incorporated by reference herein.

Our authorized capital stock is 380,000,000 shares divided into 360,000,000 shares of Common Stock, par value of $0.01 per share, and 20,000,000 shares of preferred stock, par value of $0.01 per share.

Common Stock

Except as otherwise required by law, as provided in our Amended and Restated Certificate of Incorporation or as provided in the resolution or resolutions, if any, adopted by our Board with respect to any series of the preferred stock, the holders of our Common Stock will exclusively possess all voting power. Each holder of shares of Common Stock will be entitled to one vote for each share held by such holder. Our Amended and Restated Certificate of Incorporation and Bylaws provide that holders of one-third (1/3) in voting power of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, our Bylaws or our Amended and Restated Certificate of Incorporation, and except for any action to amend, alter or repeal our Bylaws, which shall require the affirmative vote of at least 66 2/3% of the voting power of the shares of then-outstanding voting stock entitled to vote generally in the election of directors, voting together as a single class. Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of our Common Stock will have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by our Board from time to time out of assets or funds legally available therefor and will have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

CDIs

CDIs confer the beneficial ownership of our Common Stock on each CDI holder, with the legal title to such securities held by an Australian depositary entity, CHESS Depositary Nominees Pty Ltd. (the “Depositary Nominee”). The Depositary Nominee will be the registered holder of those shares of our Common Stock held for the benefit of holders of CDIs. The Depositary Nominee does not charge a fee for providing this service. Ten CDIs will represent an interest in one share of our Common Stock. Holders of CDIs will not hold the legal title to the underlying shares of our Common Stock to which the CDIs relate, as the legal title will be held by the Depositary Nominee. Each holder of CDIs will, however, have a beneficial interest in the underlying shares in our Common Stock. Each holder of CDIs that elects to vote at a stockholders meeting will be entitled to one vote for every 10 CDIs held by such holder. In order to vote at a stockholder meeting, a CDI holder may:

•

instruct the Depositary Nominee, as legal owner of the shares of Common Stock, to vote the Common Stock represented by their CDIs to vote the shares of our Common Stock represented by their CDIs in a particular manner. A voting instruction form will be sent to holders of CDIs and must be completed and returned to the share registry for the CDIs prior to a record date fixed for the relevant meeting (the “Voting Instruction Receipt Time”), which is notified to CDI holders in the voting instructions included in a notice of meeting;

•

inform us that they wish to appoint themselves or a third party as the Depositary Nominee’s proxy with respect to our shares of Common Stock underlying the holder’s CDIs for the purposes of attending and voting at the meeting. The instruction form must be completed and returned to the share registry for the CDI prior to the CDI Voting Instruction Receipt Time; or

•

convert their CDIs into shares of our Common Stock and vote those shares at the meeting. The conversion must be undertaken prior to a record date fixed by the Board for determining the entitlement of members to attend and vote at the meeting. If the holder later wishes to sell their investment on the ASX, it would first be necessary to convert those shares of Common Stock back to CDIs. Further details on the conversion process are set out below.

Voting instruction forms and details of these alternatives are included in each notice of meeting sent to CDI holders by the Company.

Conversion of CDIs to Shares of Common Stock

CDI holders may at any time convert their CDIs to a holding of shares of Common Stock by instructing the share registry for the CDIs, either:

•

Directly in the case of CDIs held on the issuer sponsored sub-register operated by the Company (holders of CDIs will be provided with a CDI issuance request form to return to the share registry for the CDIs); or

•

Through their “sponsoring participant” (usually their broker) in the case of CDIs which are held on the CHESS sub-register (in this case, the sponsoring broker will arrange for completion of the relevant form and its return to the share registry for the CDIs).

In both cases, once the share registry for the CDIs has been notified, it will arrange the transfer of the relevant number of shares of Common Stock from the Depositary Nominee into the name of the CDI holder in book entry form or, if requested, deliver the relevant shares of Common Stock to their DTC participant in the United States Central Securities Depositary. The share registry for the CDIs will not charge a fee for the conversion (although a fee may be payable by market participants). Holding shares of Common Stock will, however, prevent a person from selling their shares of Common Stock on the ASX, as only CDIs can be traded on that market.

Conversion of Shares of Common Stock to CDIs

Shares of Common Stock may be converted into CDIs and traded on the ASX. Holders of shares of Common Stock may at any time convert those shares to CDIs by contacting the Company’s transfer agent. The underlying shares of Common Stock will be transferred to the Depositary Nominee, and CDIs (and a holding statement for the corresponding CDIs) will be issued to the relevant security holder. No trading in the CDIs may take place on the ASX until this conversion.

The Company’s transfer agent will not charge a fee to a holder of shares of Common Stock seeking to convert their shares of Common Stock to CDIs, although a fee may be payable by market participants.

In either case, it is expected that each of the above processes will be completed within 24 hours, provided that the Company’s transfer agent is in receipt of a duly completed and valid request form. No guarantee can, however, be given about the time required for this conversion to take place.

Dividends and Other Shareholder Entitlements

Holders of CDIs are entitled to receive all the direct economic benefits and other entitlements in relation to the underlying shares of Common Stock that are held by the Depositary Nominee, including dividends and other entitlements that attach to the underlying shares of Common Stock.

It is possible that marginal differences may exist between the resulting entitlement of a holder of CDIs and the entitlements that would have accrued if a holder of CDIs held their holding directly as shares of Common Stock. As the ratio of CDIs to Common Stock is not one-to-one, and any entitlement will be determined on the basis of shares of Common Stock rather than CDIs, a holder of CDIs may not always benefit to the same extent (e.g. from the rounding up of fractional entitlements). We will, however, be required by the ASX Settlement Rules to minimize any such differences where legally permissible. If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, we currently intend to convert that dividend or other cash distribution to which a holder of CDIs is entitled to Australian dollars and distribute it to the relevant holder of CDIs in accordance with their entitlement.

Due to the need to convert dividends from United States dollars to Australian dollars in the above mentioned circumstances, holders of CDIs may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the United States dollar during the period between the resolution to pay a dividend and conversion into Australian dollars.

Takeovers

If a takeover bid is made in respect of any of our Common Stock of which the Depositary Nominee is the registered holder, the Depositary Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorized by the CDI holders in respect of the shares of Common Stock represented by their holding of CDIs.

The Depositary Nominee must accept a takeover offer in respect of shares of Common Stock represented by a holding of CDIs if the relevant holder of CDIs instructs it to do so and must notify the entity making the takeover bid of the acceptance.

Preferred Stock

Our Board is authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as are stated in the resolution or resolutions providing for the issuance of such series adopted by the Board. The authority of the Board with respect to each series of preferred stock includes determination of the following:

•	the designation of the series;

•	the number of shares of the series;

•

the dividend rate or rates on the shares of that series, whether dividends will be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

•	whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

•

whether the series will have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board determines;

•

whether or not the shares of that series will be redeemable, in whole or in part, at the option of the Company or the holder thereof and, if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they will be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

•	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

•

the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series;

•	the restrictions, if any, on the issue or reissue of any additional preferred stock; and

•	any other relative rights, preferences and limitations of that series.

Investor Designation Rights

Pursuant to the terms of an investor and registration rights agreement to which we are a party, each of BEP Special Situations IV LLC and Ascend Global Investment Fund SPC for and on behalf of Strategic SP has the right to designate two individuals to our Board, and we are required to appoint or nominate such persons to our Board. Such party’s respective designation right will continue for so long as each such party beneficially owns 25% of our Common Stock, and one director to serve on the Company’s Board for so long as each such party beneficially owns 10% of our Common Stock, in each case including any shares of Common Stock previously issued or issuable to such party in connection with its exercise of the warrants issued to such party on March 13, 2025, and otherwise without regard to any of the limitations on exercise of such warrants. The size of our Board was also reduced to four directors pursuant to the terms of this agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Trading Symbols and Market

Our Common Stock is listed and traded on Nasdaq under the symbol “FEAM.” Our CDIs are listed on the ASX under the symbol “5EA” with ten CDIs representing an interest in one share of our Common Stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Stock.

This discussion is limited to Non-U.S. Holders that hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax provisions of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our Common Stock in the foreseeable future. However, if we do make distributions of cash or property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the subsection titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds the stock through a financial institution or other agent, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below of backup withholding and withholding under FATCA (as defined below), a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Common Stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Common Stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides for different treatment) on gain realized upon the sale or other taxable disposition of our Common Stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are and will continue to be a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets. If we are or become a USRPHC, gain arising from the sale or other taxable disposition of our Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Common Stock. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers (including applicable withholding agents) generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. There can be no assurance that final Treasury Regulations would provide an exemption from FATCA withholding for gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock.

UNDERWRITING

We will enter into an underwriting agreement with Konik Capital Partners, LLC, a division of T.R. Winston & Co., as the representative of the underwriters in this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase the number of our shares of Common Stock set forth opposite its name below.

Underwriters	Number of Shares of Common Stock
Konik Capital Partners, LLC, a division of T.R. Winston & Co.

Total

We have been advised by the underwriters that they propose to offer shares of Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares of Common Stock sold by the underwriters to securities dealers will be sold at the public offering price.

The underwriting agreement provides that the underwriters’ obligation to purchase the shares of Common Stock we are offering is subject to conditions contained in the underwriting agreement. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

No action has been taken by us or the underwriters that would permit a public offering of the shares of Common Stock in any jurisdiction outside the United States where action for that purpose is required. None of our shares of Common Stock included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the shares of Common Stock offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of shares of Common Stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the shares of Common Stock in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Option to Purchase Additional Securities

We have granted the underwriters an option exercisable within 30 days of the date of this prospectus to purchase from us up to     additional shares of Common Stock at a price of $    per share, less the underwriting discounts and commissions to cover over-allotments, if any.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Per Share(1)	Total
Public offering price	$	$
Underwriting discount and commission(2)	$	$
Proceeds to us, before expenses	$	$

(1)	The public offering price and underwriting discount corresponds to a public offering price per share of Common Stock of $ ($ net of the underwriting discount).

(2)	We have also agreed to reimburse the representative at closing for legal expenses incurred by it in connection with the offering up to $120,000.

We estimate that our total offering expenses for this offering, net of the underwriting discount and commission, will be approximately $   million.

Listing

Our shares of Common Stock are listed on Nasdaq under the symbol “FEAM.” Our CDIs are listed on the Australian Securities Exchange under the symbol “5EA” with ten CDIs representing an interest in one share of our Common Stock.

The last reported sales price of our shares of Common Stock on   , 2025, was $   per share. The actual public offering price was determined between us, the underwriter and the investors in the offering, and may be at a discount to the current market price of our Common Stock.

Lock-Up Agreements

Our directors, officers and certain stockholders will enter into lock-up agreements in connection with this offering. Under these agreements, these individuals will agree, subject to specified exceptions, not to sell or transfer any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, our Common Stock during a period ending ninety (90) days following the closing of this offering. Specifically, these individuals have agreed, in part, not to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any shares of our Common Stock or securities convertible, exchangeable or exercisable into shares of our Common Stock beneficially owned by them. Notwithstanding these limitations, these shares of Common Stock may be transferred under limited circumstances, including, without limitation, by gift, will or intestate succession.

In addition, we have agreed that we will not conduct any issuances of our shares of Common Stock for a period of ninety (90) days following closing of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company N.A.

Determination of Offering Price

The public offering price of the shares of Common Stock offered by this prospectus was determined by negotiation between us and the underwriters. Among the factors that were considered in determining the public offering price were as follows:

•	our history and our prospects;

•	the industry in which we operate;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of Common Stock sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares of Common Stock sold in this offering can be resold at or above the public offering price.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in syndicate covering transactions stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our Common Stock:

•

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Common Stock. These transactions may be effected on Nasdaq, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our Common Stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our Common Stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we, nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Other Relationships

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve security and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Latham & Watkins LLP. The underwriters are being represented by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2025 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the information and periodic and current reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding companies that file electronically with it. Our periodic and current reports, proxy statements and other information are available at www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http:// www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at www.5eadvancedmaterials.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended June 30, 2025, filed with the SEC on September 29, 2025;

•	our Current Reports on Form 8-K filed with the SEC on August 7, 2025, August 19, 2025, August 25, 2025 and October 3, 2025; and

•

the description of our Common Stock contained in the registration statement on Form 10-12B, initially filed with the SEC on February 10, 2022, and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to 5E Advanced Materials, Inc., Attn: Investor Relations, 9329 Mariposa Road, Ste 210, Hesperia, CA 92344.

You also may access these filings on our website at www.5eadvancedmaterials.com. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Shares of Common Stock

Prospectus

Konik Capital Partners

a division of T.R. Winston & Co.

   , 2025

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions.

Amount
Securities and Exchange Commission registration fee	$ *
FINRA filing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Transfer Agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total expenses	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, our Certificate of Incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

The Certificate of Incorporation provides that we will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

We have also entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director, officer, employee or agent or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all direct and indirect costs, fees and expenses of any type or nature whatsoever, including all other disbursements, obligations or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be witness in, settlement or appeal of, or otherwise participating in any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. The indemnification agreements also require us to advance, to the extent not prohibited by law, all direct and indirect costs, fees and expenses that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

The foregoing is only a general summary of certain aspects of Delaware law, our Certificate of Incorporation and Bylaws, and the indemnification agreement and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the DGCL, our Certificate of Incorporation and Bylaws, and such indemnification agreements.

Any underwriting agreement or distribution agreement that we enter into with any underwriters or agents involved in the offering or sale of any securities registered hereby may require such underwriters or dealers to indemnify us, some or all of our directors and officers and controlling persons, if any, for specified liabilities, which may include liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	December 2023 Restructuring and Recapitalization Transactions.

On January 18, 2024, the Company issued (i) 5,365,854 shares of Common Stock to Ascend at a price of $1.025 per share, which shares included the placement fee paid to Ascend in shares of Common Stock and (ii) 5,635,854 shares of Common Stock to 5ECAP, LLC (“5ECAP”) at a price of $1.025 per share, which shares include the placement fee paid to 5ECAP in shares of Common Stock. On January 29, 2024, the Company issued 8,317,074 shares of Common Stock to 5ECAP at a price of $1.025 per share. The offer and issuance of the shares of Common Stock in the transactions were conducted in reliance on Section 4(a)(2) of the Securities Act. The shares and per share data provided in this summary does not give effect to a 1-for-23 reverse stock split the Company effected in February 2025.

(b)	August 2024 Warrant Private Placement.

On August 26, 2024, the Company entered into a securities purchase agreement (the “August 2024 Purchase Agreement”) with the unaffiliated third-party purchaser named therein (the “Purchaser”), providing for the issuance and sale by the Company of an aggregate of: (i) 5,333,333 shares (the “Shares”) of Common Stock, (ii) Series A warrants to purchase up to an aggregate of up to 5,333,333 shares of Common Stock (the “Series A Warrants”) and (iii) Series B warrants to purchase an aggregate of 5,333,333 shares of Common Stock (the “Series B Warrants” and, collectively with the Series A Warrants, the “Warrants”). The Shares and Warrants were offered and sold on a combined basis for consideration equating to $0.75 for one Share and two Warrants. The exercise price for each of the Warrants is $0.7981 per share.

The Shares were offered pursuant to an effective shelf registration statement on Form S-3 (File No. 333-276162) and a related prospectus supplement filed with the Securities and Exchange Commission. The Warrants were sold in a concurrent private placement, exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Based in part upon the representations of the Purchaser in the August 2024 Purchase Agreement, the offering and sale of the Warrants were exempt from registration under Section 4(a)(2) of the Securities Act. The sales of the Warrants, and the shares of Common Stock issuable upon exercise thereof, by the Company in the private placement were not registered under the Securities Act or any state securities laws. The shares and per share data provided in this summary does not give effect to a 1-for-23 reverse stock split the Company effected in February 2025.

(c)	Issuances of Convertible Notes and 2025 Restructuring and Recapitalization Transactions.

On May 28, 2024, August 25, 2024, and January 14, 2025, the Company sold an aggregate of $3.0 million, $3.0 million and $5.0 million of its senior secured convertible notes to Bluescape, Meridian and Ascend, respectively. The offer and issuance of the notes and shares issuable upon conversion of the notes were conducted in reliance on Section 4(a)(2) of the Securities Act.

On March 5, 2025 (the “Exchange Effective Date”), the parties consummated the transactions contemplated by the Exchange Agreement, resulting in the termination of the Amended and Restated Note Purchase Agreement, dated as of January 18, 2024 (as amended, the “Note Purchase Agreement”), between the Company, Bluescape, Meridian and Ascend, and the extinguishment of all indebtedness owed by the Company under the Note Purchase Agreement. As consideration for the termination of the Note Purchase Agreement and as contemplated by the Exchange Agreement, on the Exchange Effective Date, the Company issued an aggregate of 13,586,524 shares of Common Stock to Bluescape, Meridian and Ascend.

On March 13, 2025 (the “Closing Date”), the Company issued and sold an aggregate of 1,408,173 shares of Common Stock to Bluescape, Meridian and Ascend, at a subscription price of $3.5507 per share for aggregate gross proceeds of $5.0 million. Also on the Closing Date, pursuant to the January 2025 Subscription Agreement, the Company issued the Restructuring Warrants to purchase up to an aggregate of 5,632,692 shares of Common Stock. The Restructuring Warrants are immediately exercisable and expire on the first anniversary of the Closing Date, and have an exercise price per share equal to the Subscription Price.

The offer and issuance of the securities were conducted in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

(d)	May 2025 Private Placement.

On May 12, 2025 and May 13, 2025, we entered into subscription agreements (the “May 2025 Subscription Agreements”) with certain third-party investors. Pursuant to the May 2025 Subscription Agreements, we issued and sold an aggregate of 1,984,709 shares of Common Stock at a purchase price of $3.55 per share. We also issued a total of 37,042 shares of Common Stock to 5E Capital II, LLC as partial payment for advisory services in connection with the transactions contemplated by the May 2025 Subscription Agreements. The transactions contemplated by the May 2025 Subscription Agreements closed on May 15, 2025. The securities were offered in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended or Regulation S under the Securities Act.

(e)	Investor Relations Services.

On July 15, 2025, the Company issued a total of 20,000 shares of Common Stock with a fair value on the issuance date of $3.55 per share to an investor in exchange for a market awareness campaign and various public and investor relations services. The shares were sold in a private offering to an investor that was acquiring the shares for its own account. The offering, therefore, was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

		Incorporated by Reference
Exhibit		Form	Exhibit	Filing Date

1.1**	Form of Underwriting Agreement.

2.1*	Scheme Implementation Agreement dated as of October 11, 2021 between American Pacific Borates Limited and 5E Advanced Materials, Inc.	10-12B	2.1	3/7/2022

3.1	Amended and Restated Certificate of Incorporation of 5E Advanced Materials, Inc.	8-K	3.1	1/19/2024

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of 5E Advanced Materials, Inc.	8-K	3.1	2/18/2025

3.3	Second Amended and Restated Bylaws of 5E Advanced Materials, Inc.	8-K	3.1	11/1/2024

4.1	Description of Registrant’s Securities.	10-K	4.1	9/29/2025

4.2+	Form of Non-Plan Replacement Option Award for Executives.	S-8	4.4	4/5/2022

4.3	Form of Series A Common Stock Purchase Warrant.	8-K	4.1	8/28/2024

4.4	Form of Series B Common Stock Purchase Warrant.	8-K	4.2	8/28/2024

4.5	Form of Restructuring Common Stock Purchase Warrant.	8-K	10.4	1/14/2025

5.1**	Opinion of Latham & Watkins LLP.

10.1	Form of Indemnification Agreement for Directors and Officers.	10-12B	10.2	3/7/2022

10.2+	Offer Letter from Fort Cady (California) Corporation to Mr. Weibel.	10-12B	10.6	3/7/2022

10.3+	Offer Letter from 5E Advanced Materials, Inc. to Mr. van’t Hoff.	8-K	10.3	10/25/2022

10.4+	Promotion Letter from Fort Cady (California) Corporation to Mr. Weibel.	10-12B	10.8	3/7/2022

10.5	Letter dated November 4, 2021 by 5E Advanced Materials, Inc. to ASX Limited regarding acknowledgment of CHESS Depositary Nominee (CDN) Function.	10-12B	10.9	3/7/2022

10.6+	Addendum to Offer Letter from Fort Cady (California) Corporation to Mr. Weibel (as amended by Promotion Letter from Fort Cady (California) Corporation to Mr. Weibel).	10-K	10.14	8/30/2023

10.7+	Weibel Retention Agreement, dated December 1, 2023.	8-K	10.6	12/6/2023

10.8+†	Brennan Separation Agreement, dated June 3, 2024.	10-K	10.26	9/9/2024

		Incorporated by Reference
Exhibit		Form	Exhibit	Filing Date

10.9+†	Independent Contractor Agreement with Malm Consulting LLC, dated September 9, 2024.	10-K	10.28	9/9/2024

10.10	Restructuring Support Agreement, dated January 14, 2025.	8-K	10.1	1/14/2025

10.11	Exchange Agreement, dated January 14, 2025.	8-K	10.2	1/14/2025

10.12	Securities Subscription Agreement, dated January 14, 2025.	8-K	10.3	1/14/2025

10.13	Fourth Amended and Restated Investor and Registration Rights Agreement, dated January 14, 2025.	8-K	10.5	1/14/2025

10.14(a)	Amended and Restated Note Purchase Agreement, dated January 18, 2024.	8-K	10.1	1/19/2024

10.14(b)	Amendment No. 4 to the Amended and Restated Note Purchase Agreement, dated January 14, 2025.	8-K	10.6	1/14/2025

10.15+	Non-Employee Director Compensation Policy.	10-Q	10.8	2/13/2025

10.16+	Amended and Restated 5E Advanced Materials, Inc. 2022 Equity Compensation Plan.	8-K	10.1	3/4/2025

10.17+	Non-Executive Director Appointment Letter, Curtis L. Hebert, Jr., dated March 6, 2025.	10-Q	10.8	5/15/2025

10.18†	Subscription Agreement with 5E Capital II, LLC, dated May 12, 2025.	10-Q	10.9	5/15/2025

10.19	Subscription Agreement with Lazarus Securities Pty Ltd., dated May 13, 2025.	10-Q	10.10	5/15/2025

10.20+	Malm Employment Agreement, dated May 15, 2025.	10-Q	10.11	5/15/2025

96.1	Preliminary Feasibility Study & Technical Report Summary, dated August 7, 2025.	8-K	96.1	8/7/2025

21.1	Subsidiaries of 5E Advanced Materials, Inc.	10-K	21.1	9/9/2024

23.1**	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3**	Consent of Miocene, Inc.

23.4**	Consent of Fluor Enterprises, Inc.

23.5**	Consent of Geomega, Inc.

23.6**	Consent of Escalante Geological Services LLC.

23.7**	Consent of Paul Weibel, CPA, 5E Advanced Materials, Inc.

24.1**	Power of Attorney (included on signature page of the initial filing of this Registration Statement).

107**	Filing Fee Table.

*

Schedules have been omitted pursuant to Items 601(a)(5) and 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

**	To be filed by amendment.

+	Management contract or compensatory plan, contract or arrangement.
†

Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K Item 601(b)(10)(iv) because such information is (i) not material and (ii) is the type that the registrant treats as private or confidential.

(b)	Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized, on this    day of    , 2025

5E ADVANCED MATERIALS, INC.

By:
Name:	Paul Weibel
Title:	Chief Executive Officer

Each of the undersigned officers and directors of the registrant hereby severally constitutes and appoints each of Paul Weibel and Joshua Malm, and each of them singly (with full power to each of them to act alone), as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him and in his name, place and stead, and in any and all capacities, to file and sign any and all amendments, including post-effective amendments, to this registration statement and any other registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be governed by and construed with the laws of the State of Delaware and applicable federal securities laws.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Paul Weibel	Chief Executive Officer (Principal Executive Officer)	, 2025

Joshua Malm	Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial and Accounting Officer)	, 2025

Graham van’t Hoff	Director	, 2025

Curt Hébert	Director	, 2025

Barry Dick	Director	, 2025

Bryn Jones	Director	, 2025